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FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Completion of Patient Enrollment in U.S. Randomized Phase II Pancreatic Cancer Study

CALGARY, AB, --- July 8, 2014 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced completion of patient enrollment in a two-arm randomized phase II study of carboplatin, paclitaxel plus REOLYSIN® versus carboplatin and paclitaxel alone in the first line treatment of patients with recurrent or metastatic pancreatic cancer (OSU-10045). The principal investigator is Tanios Bekaii-Saab, MD, associate professor and gastrointestinal oncology section chief at The Ohio State University Comprehensive Cancer Center - Arthur G. James Cancer Hospital and Richard J. Solove Research Institute (OSUCCC – James). The trial is sponsored by the U.S. National Cancer Institute (NCI) through a clinical trials agreement between the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis and Oncolytics. Oncolytics is providing clinical supplies of REOLYSIN for the study.

“This is the second randomized study utilizing REOLYSIN to complete enrollment,” said Dr. Brad Thompson, President and CEO of Oncolytics. “This is an important study given the relatively limited treatment options and generally poor prognosis for pancreatic cancer patients, who are often not diagnosed until the more advanced stages of the disease.”

The study is an open-label, multi-institution, two-arm phase II randomized study of patients with metastatic pancreatic cancer. Patients were randomized to receive either carboplatin, paclitaxel plus REOLYSIN (Arm A) or carboplatin and paclitaxel alone (Arm B). Patients in both arms received treatment every three weeks (21-day cycles) and standard intravenous doses of paclitaxel and carboplatin on day one only. In Arm A, patients also received intravenous REOLYSIN at a dose of 3x1010 TCID50 on days one through five. Tumor response assessment was done by computed tomography (CT) scan and conducted every eight weeks. Patients who progressed on carboplatin and paclitaxel (Arm B) had REOLYSIN added. If patients experienced significant toxicity related to carboplatin and/or paclitaxel, they could continue with single agent REOLYSIN.

The primary objective of the trial is to assess improvement in progression-free survival with REOLYSIN, carboplatin and paclitaxel relative to carboplatin and paclitaxel alone in patients with metastatic pancreatic cancer. The primary endpoint is progression free survival in both arms. Secondary endpoints include overall response rate and overall survival. The study enrolled 70 evaluable patients at test centers across the United States.

As the sponsor of the study, the NCI is responsible for following patients and collecting and collating all patient data. Once complete, the data will be analyzed and provided to Oncolytics.

Bekaii-Saab, principal investigator of the clinical study, has no financial interests in Oncolytics, manufacturer of the investigational drug REOLYSIN.

About Pancreatic Cancer
The American Cancer Society estimates that 46,420 Americans will be diagnosed with pancreatic cancer and an estimated 39,590 Americans are expected to die from the disease in 2014. The prognosis for patients diagnosed with pancreatic cancer, regardless of stage, is generally poor; the relative five-year survival rate for all stages combined is approximately six percent.

About The OSUCCC – James
The Ohio State University Comprehensive Cancer Center – Arthur G. James Cancer Hospital and Richard J. Solove Research Institute strives to create a cancer-free world by integrating scientific research with excellence in education and patient-centered care, a strategy that leads to better methods of prevention, detection and treatment. Ohio State is one of only 41 National Cancer Institute (NCI)-designated Comprehensive Cancer Centers and one of only four centers funded by the NCI to conduct both phase I and phase II clinical trials. The NCI recently rated Ohio State’s cancer program as “exceptional,” the highest rating given by NCI survey teams. As the cancer program’s 228-bed adult patient-care component, The James is a “Top Hospital” in the nation as ranked by U.S.News & World Report.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the OSU-10045 randomized Phase 2 study of REOLYSIN in combination with carboplatin and paclitaxel in patients with pancreatic cancer, the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

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